

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp III
477 Madison Avenue
22nd Floor
New York, NY 10022

     Re: Concord Acquisition Corp III
          Preliminary Proxy Statement on Schedule 14A
          Filed March 27, 2023
          File No. 001-41013

Dear Jeff Tuder:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction

cc: Jason T. Simon, Esq.